EXHIBIT 12.2

ICAHN ENTERPRISES HOLDINGS L.P. AND SUBSIDIARES
RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
(Loss) income from continuing operations before income taxes, income (loss) from equity investees and non-controlling interests	$(681)	$2,300	$647	$1,805	$764
Fixed charges	884	595	606	521	470
Distributed income of equity investees	25	33	31	16	43
Total Earnings	$228	$2,928	$1,284	$2,342	$1,277

Fixed Charges:
Interest expense	$846	$560	$571	$489	$443
Estimated interest within rental expense	38	35	35	32	27
Total Fixed Charges	$884	$595	$606	$521	$470

Ratio of earnings to fixed charges	n/a	4.9	2.1	4.5	2.7
Dollar shortfall	$656	n/a	n/a	n/a	n/a